June 3, 2019

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Thompson, Accounting Branch Chief

RE:      Broadridge Financial Solutions, Inc.
Form 10-K for Fiscal Year Ended June 30, 2018
Filed August 7, 2018

File No. 001-33220

Dear Ms. Thompson:

On behalf of Broadridge Financial Solutions, Inc. ("Broadridge," "we" or the "Company"), we hereby submit the following response to the oral comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided during the Company's conversation with the Staff on May 9, 2019, relating to the Company's response dated April 25, 2019 (the "April 25th Letter") to the Staff's comment letter dated April 11, 2019 (the "Comment Letter").  While this response is specifically directed to the Staff's oral comments from May 9, 2019, in order to assist the Staff in its review, we have retyped the text of the Comment Letter.

Form 10-K for Fiscal Year Ended June 30, 2018
Management's Discussion and Analysis of Financial Condition and Results of Operations
Explanation and Reconciliation of the Company's Use of Non-GAAP Financial Measures, page 40
1.  We note that your Non-GAAP measures for Adjusted Operating income (Non-GAAP), Adjusted Operating income margin (Non-GAAP), Adjusted Net earnings (Non-GAAP) and Adjusted earnings per share (Non-GAAP) include an adjustment to eliminate the portion of your amortization expense related to acquired intangibles and purchased intellectual property.  Please tell us in detail why you present this adjustment in your Non-GAAP measures and how you considered the guidance in Question 100.04 of April 4, 2018 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinginterp.htm.  Adjusting for a portion of your GAAP amortization and depreciation expense appears to create an individually tailored recognition and measurement method for amortization of the related acquired intangible assets and intellectual property.  We may have further comment after reviewing your response.

RESPONSE:

The Company acknowledges the Staff's comment regarding Adjusted Operating income, Adjusted Operating income margin, Adjusted Net earnings and Adjusted earnings per share (the "referenced Non-GAAP measures").

The Company believes that investors should be provided with financial information necessary to make informed investment decisions and that the referenced Non-GAAP measures, in conjunction with GAAP results, perform this central role. The Company also believes that the referenced Non-GAAP measures are most useful to investors as they create alignment of purpose, strategy, and philosophy between the Company's management and board of directors, with the support of the Company's shareholders, that is essential to the long-term success of a public company. Specifically, the Company's longstanding practice of disclosing the referenced Non-GAAP measures was put in place to drive this alignment around capital allocation, which is critical to the creation of long-term shareholder value. The Company's use of adjusted results, and specifically the referenced Non-GAAP measures, in conjunction with GAAP results, helps align the Company's financial reporting to the allocation of its free cash flow among each of (i) dividends, (ii) share repurchases, and (iii) acquisitions, as discussed further below.

Acquisitions are an important component of the Company's growth and investment strategy, and one of management's key goals is to make smart, high return investments with good financial discipline. In support of this strategy, the board of directors does not want management overly focused on the dilutive effect of the non-cash amortization associated with acquired intangible assets because of the belief that non-cash amortization associated with intangible assets does not reflect the Company's ordinary operations. It is the Company's view that acquired intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable cycle. Unlike other depreciating assets, such as purchased software licenses or property and equipment, there is no replacement cost once acquired intangible assets expire as the assets are not replaced. Additionally, the costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in the Company's operating "run-rate" costs as labor, facilities, overhead, etc. For this reason, the Company has developed, publicly discloses and internally uses the referenced Non-GAAP measures that exclude the impact of non-cash amortization associated with acquired intangible assets and further evidences the usefulness of the referenced Non-GAAP measures through the following means:

a)
Dividends— The Company's longstanding dividend policy is to pay dividends approximately equal to   45% of the prior year's Adjusted earnings per share. This policy is the anchor of our capital allocation strategy and is a central tenet of our investor value proposition. The policy's use of Adjusted earnings per share, which excludes the impact of amortization of acquired intangibles and purchased intellectual property, fulfills several important objectives:

i)	Transparency: The policy is well-defined, easy for all shareholders to understand and is communicated to shareholders every year.
ii)	Predictability: The policy has been in place for several years and enables investors to reasonably predict future dividend payments as they are derived from Adjusted earnings per share.
iii)	Alignment: Use of Adjusted earnings per share aligns shareholder dividend payments with management's operating and capital allocation decision making and related management incentive compensation.
iv)
Practical: By design, the policy does not consider the impact of amortization of acquired intangibles and purchased intellectual property because this expense does not impact the Company's ability to pay or sustain a dividend. We note that having a fixed payout against Adjusted earnings per share enables a high certainty and relative dividend payout, which investors have told us they value.

b)
Management Compensation— In order to incentivize management to make sound investment decisions and focus on long-term financial growth, the Company's board of directors uses adjusted earnings metrics, including certain of the referenced Non-GAAP measures, when setting performance targets for, and measuring the achievement of, the Company's performance-based restricted stock units as well as determining performance achievement pertaining to management annual cash bonuses. Adjusted earnings per share is the key metric that Broadridge's board of directors uses for compensation purposes in order to align management with the interests of shareholders. Correspondingly, Adjusted earnings per share is a metric that investors and analysts focus on in their performance assessments.  The adjusted earnings metrics exclude the impact of amortization of acquired intangibles and purchased intellectual property.  As noted above, the Company's board of directors wants to incentivize management to make appropriate capital allocation decisions free from the burden of near-term earnings metrics that may experience dilution from non-cash amortization expenses attributed to recent acquisitions. Additionally, the Company's board of directors does not want to reward management in periods when amortization is expected to decline.  It is for this reason that approximately half of the Company's long-term incentives include adjusted earnings metrics that exclude acquisition amortization.

c)
Multi-year objectives — The Company publishes multi-year growth objectives for revenue and earnings at its triennial Investor Day.  This practice is uncommon and is very well-received by investors because of the long-term orientation it demonstrates.  These objectives feature Adjusted earnings per share and other Non-GAAP metrics.  The Company believes issuing three-year growth objectives allows for a longer-term and more disciplined view of the Company's future financial performance and associated future cash flows as opposed to a more narrow focus solely on annual or even quarterly financial objectives.  Our current set of three-year objectives run through June 30, 2020, and it would be unfair and confusing to investors to suspend or alter those objectives at this point.

d)
Equity valuation—The Company, in conjunction with a well-known investment bank and management consultancy firm, has studied how the investment community values the Company and its peers. This study is supported by meetings with dozens of investors each year.  We believe that our investors primarily evaluate the Company's equity valuation through a price/earnings multiple, where the earnings portion of the multiple is adjusted to exclude the impact of acquisition amortization.  We understand that investors view our peer group companies in a similar manner in order to benchmark the valuation and operating performance of all these companies consistently.

It is for these collective reasons that the Company believes the referenced Non-GAAP measures are useful to management, the board of directors, and shareholders; and, therefore, results in more transparent disclosure that reflects the Company's actual operations. This is especially true as investors, analysts, creditors and other external users of the Company's financial information rely on the referenced Non-GAAP measures as a means of understanding how management views the Company's performance. We note that Rule 100(b) of Regulation G only precludes the use of Non-GAAP measures that are deemed misleading. Combining the referenced Non-GAAP measures with the appropriate disclosure labelling the nature and purposes of such measures should not be deemed misleading to investors.

Finally, as noted in our April 25th Letter, the adjustment to produce the referenced Non-GAAP measures merely sums two separately disclosed GAAP amounts (net income and amortization of acquired intangibles and purchased intellectual property) and has been consistently disclosed and applied by the Company to all of its acquisitions.

The Company acknowledges that use of the referenced Non-GAAP measures comes with inherent limitations, as does the use of any Non-GAAP measure.  Accordingly, to provide additional clarity in our external reporting of the referenced Non-GAAP measures, the Company proposes to enhance its disclosure in future filings with the Commission beginning with our Annual Report on Form 10-K for the fiscal year ended June 30, 2019.  The Company proposes to include the following additional clarification regarding the use of the referenced Non-GAAP measures in Management's Discussion and Analysis of Financial Condition and Results of Operations section (proposed new disclosure shown underlined):

We exclude Tax Act items, Gain on Sale of Securities and the MAL investment gain from our adjusted earnings measures because excluding such information provides us with an understanding of the results from the primary operations of our business and these items do not reflect ordinary operations or earnings. We also exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, as these non-cash amounts are significantly impacted by the timing and size of individual acquisitions and do not factor into the Company's capital allocation decisions, management compensation metrics or multi-year objectives.  Furthermore, management believes that this adjustment enables better comparison of our results as Amortization of Acquired Intangibles and Purchased Intellectual Property will not recur in future periods once such intangible assets have been fully amortized.  Although we exclude Amortization of Acquired Intangibles and Purchased Intellectual Property from our adjusted earnings measures, our management believes that it is important for investors to understand that these intangible assets contribute to revenue generation.  Amortization of intangible assets that relate to past acquisitions will recur in future periods until such intangible assets have been fully amortized.  Any future acquisitions may result in the amortization of additional intangible assets.

********************

Please feel free to contact me at 516-472-5466, or David Lisa, Chief Accounting Officer, at 201-714-3846, should you require any additional information or have any additional questions.

Very truly yours,

/s/ James M. Young
     James M. Young
     Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission
Sondra Snyder, Staff Accountant

Broadridge Financial Solutions, Inc.
Timothy C. Gokey, President and Chief Executive Officer
Adam D. Amsterdam, Vice President, General Counsel
David J. Lisa, Chief Accounting Officer
Maria Allen, Associate General Counsel and Corporate Secretary